(logo) CUNA Mutual Group
CUNA Mutual Insurance Society

April 29, 2009

VIA EDGAR

Ms. Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Ultra Series Fund ("Fund")
            Preliminary Proxy Statement

Dear Ms. White:

We respond to oral comments of the Staff given on April 28, 2009 regarding the preliminary proxy statement, which was filed on April 16, 2009 with the Securities and Exchange Commission.

1. Comment: Include the information required by Item 22(b)(15)(i) and (ii).

Response: The total number of meetings of the board of trustees held during the last full fiscal year is provided in Proposal 1 under "Responsibilities of the Board", which the Fund has now moved to under "Committee and Board Meetings". The Fund did not name any incumbent trustee who during the last full fiscal year attended fewer than 75% of the aggregate of the total number of meetings of the board of directors or applicable committees, because no incumbent attended fewer than 75% of such meetings. The Fund did not describe a policy with regard to board members’ attendance at annual meetings of security holders, because there is no such policy. The Fund did not state the number of board members who attended the prior year’s annual meeting, because the Fund did not hold an annual meeting in 2008. The Fund has added information required by Item 407(c)(1), (c)(2) and (f) of Regulation S-K, as follows:

Committee and Board Meetings

The Board held four meetings in the Funds’ last fiscal year.

~~Committee and Board Meetings~~

The Board has a standing Audit Committee, which consists entirely of Independent Trustees. The Audit Committee of the Board held five meetings during the Funds’ last fiscal year. The Audit Committee, which has adopted and operates in accordance with a separate Audit Committee charter, has as its purposes to meet with the Funds’ independent registered public accountants to review the arrangements for and scope of the audit; discuss matters of concern relating to the Funds’ financial statements, including any adjustments to such statements recommended by the independent registered public accountants, or other results of the audit; consider the independent registered public accountants’ comments and suggestions with respect to the Funds’ financial policies, accounting procedures and internal accounting controls; and review the form of audit opinion the accountants propose to render to the Funds.

The Audit Committee also reviews any memoranda prepared by the independent registered public accountants setting forth any recommended procedural changes; considers the effect upon the Funds of any changes in accounting principles or practices proposed by management or the independent registered public accountants; reviews audit and non-audit services provided to the Funds by the independent registered public accountants and the fees charged for such services; considers whether to retain the accountants for the next fiscal year and evaluates the independence of the independent registered public accountants; and reports to the Board from time to time and makes such recommendations as the committee deems necessary or appropriate.

All members of the Board wish to participate in the nomination of new members (if any) and, therefore, the Board does not have a formal nominating committee. However, only the Independent Trustees determine the nomination of a new Independent Trustee.

P.O. Box 391 . 5910 Mineral Point Road . Madison, WI  53701-0391
Business: 608/238-5851 . Voice/TDD: 800/937-2644 . Fax: 608/238-0830 . www.cunamutual.com

Alison White
April 29, 2009

Shareholder Communications

Shareholders may send written communications to the Board of Trustees or to an individual Trustee by mailing such correspondence to the Trustee or Trustees at 5910 Mineral Point Road, Madison, WI 53705. Properly submitted shareholder communications will, as appropriate, be forwarded to the entire Board or to the individual Trustee.

2. Comment: Explain why the Limited Services Agreement is discussed in the proxy statement if shareholders are not being asked to vote on it.

Response: The existence of the Limited Service Agreement is relevant to the shareholders vote on the proposed Management Agreement. Taken together, these agreements have the effect, for two years following the closing of the Proposed Transaction, of capping most fees and expenses of the Funds to no more than the amount incurred by the Funds for the fiscal year ended December 31, 2008. In this regard, the Board determined that no undue burden would be imposed on shareholders as a result of the appointment of MAM as investment adviser, as required by Section 15(f) of the Investment Company Act of 1940, as amended.

3. Comment: Clarify that MAM’s ability to negotiate fees with third party service providers is a benefit to MAM by providing the opportunity to improve MAM’s profitability.

Response: The Fund has complied with this request, as follows:

The Board also considered that MAM may subcontract its non-advisory services to third parties for lower fees than those paid to MAM by the Funds for those services. In that regard, MAM may increase ~~the~~its overall profitability ~~of~~in connection with the services it provides to the Funds.

4. Comment: Add information regarding the management of similar funds by the subadvisors.

Response: The Fund has complied with this request, as follows:

SCM also sub-advises the following funds, which have investment objective(s) and strategies that are similar to the High Income Fund: (a) MEMBERS High Income Fund, for which it receives a management fee at the same rate described above for the High Income Fund; (b) Harbor High Yield Bond Fund ($250 million as of March 31, 2009), for which it receives a management fee of 0.32%; and (c) Old Westbury Global Opportunities Fund ($442 million as of March 31, 2009), for which it receives a management fee of 0.43%.

Wellington also sub-advises the following funds, which have investment objective(s) and strategies that are similar to the Small Cap Value Fund: (a) MEMBERS Small Cap Value Fund, for which it receives a management fee at the same rate described above for the Small Cap Value Fund; (b) Transamerica Partners Institutional Small Core Fund ($91 million as of March 31, 2009), for which it receives a management fee of 0.50%; (c) John Hancock Small Cap Value Fund ($209 million as of March 31, 2009), for which it receives an undisclosed management fee; (d) JHF II Small Cap Value Fund ($10 million as of March 31, 2009), for which it receives an undisclosed management fee; and (e) USAA Small Cap Stock Fund ($182 million as of March 31, 2009), for which it receives a management fee of 0.70%.

Paradigm also sub-advises the MEMBERS Small Cap Growth Fund, for which it receives a management fee at the same rate described above for the Small Cap Growth Fund.

Mondrian also sub-advises the Laudus Mondrian Global Equity Fund ($3 million as of March 31, 2009), which has investment objective(s) and strategies similar to the Global Securities Fund, for a management fee of 0.40% on the first $250 million in assets and 0.325% on assets above $250 million. The Laudus Mondrian Global Equity Fund is part of a larger relationship that qualifies

Alison White
April 29, 2009

for a lower management fee rate than Mondrian might otherwise charge to manage a portfolio of similar size.

Information regarding Lazard has been requested, but not yet obtained. It will be added to the statement before it is provided to any shareholder.

5. Comment: Add the name and address of the Fund’s administrator.

Response: The Fund has complied with this request, as follows:

Administrator

MEMBERS Capital Advisors, Inc., 5910 Mineral Point Road, Madison, WI 53705, is the Funds’ administrator. If the Proposed Transaction is approved, Madison Asset Management, LLC, 550 Science Drive, Madison, WI 53711, will provide these services.

~~Investment Accounting~~Sub-administration Services

State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri 64105 provides investment accounting and certain other administrative services to the Funds.

6. Comment: Confirm "[i]f you return this form signed, but unmarked, the shares will be voted "For" each proposal" will be in bold on the voting instruction form.

Response: The Fund confirms.

The Fund acknowledges that (1) the effectiveness of this filing does not foreclose the SEC from taking any action with regard to the filing, (2) the actions of the SEC or its staff do not relieve the Fund from its responsibility for the adequacy and accuracy of the disclosure in this filing and (3) the Fund may not assert those actions as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any communications relating to this filing to me at (608) 231-7495.

Very truly yours,

/s/ Kerry A. Jung

Kerry A. Jung
Lead Attorney